Exhibit 12.1

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	Amounts in 000’s
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	($3,296)	($8,033)	$132,734	$104,312	$19,277	($235,070)	$63,405
Income Taxes	(1,686)	(3,692)	63,995	56,572	(614)	(131,784)	32,737

Income (Loss) From Continuing Operations before Income Taxes	(4,982)	(11,725)	196,729	160,884	18,663	(366,854)	96,142
Fixed Charges	47,081	46,352	159,776	145,055	195,342	137,968	112,343
Capitalized Interest	(5,372)	(4,313)	(23,187)	(5,738)	(2,700)	(3,412)	(2,141)
Total	$36,727	$30,314	$333,318	$300,201	$211,305	$(232,298)	$206,344

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized(1)	$47,081	$46,352	$159,776	$145,055	$195,342	$137,968	$112,343

Total	$47,081	$46,352	$159,776	$145,055	$195,342	$137,968	$112,343

RATIO OF EARNINGS TO FIXED CHARGES			2.09	2.07	1.08		1.84
DEFICIENCY	$10,354	$16,038	$—	$—	$—	$370,266	$—

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.